Michael J. Willisch 91 702 2741 michael.willisch@dpw.com	Marqués de la Ensenada, 2 28004 Madrid 91 702 2680 FAX 91 702 2765	New York Menlo Park Washington, D.C. London Paris Frankfurt Tokyo Beijing Hong Kong

March 10, 2008

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Acceleration Request for Form F-4 File No. 333-148659

Mr. Mark Webb
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Webb:

On behalf of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), we hereby attach BBVA’s request for effectiveness on Wednesday, March 12, 2008 at 3:00 p.m., Washington time, or as soon as practicable thereafter.

This request for effectiveness is being filed electronically with the Securities and Exchange Commission (the “Commission”) today. BBVA plans to file Amendment No. 2 (the “ Amendment No. 2”) to Form F-4 on the morning of Wednesday, March 12, 2008. BBVA will inform the staff of the Commission immediately if BBVA requires that its request for effectiveness be withdrawn or amended.

Should you require further clarification of any of the issues raised in this letter or the Amendment No. 2, please contact the undersigned at +34-91-702-2741.

Sincerely, /s/ Michael J. Willisch

March 10, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Webb
Division of Corporation Finance

Michael Clampitt
Division of Corporation Finance

RE:	Banco Bilbao Vizcaya Argentaria

Form F-4 (No. 333-148659)

Dear Mr. Webb and Mr. Clampitt,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Banco Bilbao Vizcaya Argentaria (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form F-4 (File No. 333-148659) be accelerated to Wednesday, March 12, 2008 at 3:00 p.m., Washington time, or as soon thereafter as practicable.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Pedro Ma Urresti Laca
Name:Pedro Ma Urresti Laca
Title:Deputy CFO